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                                                 File No. 70-9483

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                         AMENDMENT NO. 1
                               TO
                            FORM U-1

                   APPLICATION OR DECLARATION

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



    Allegheny Energy, Inc.                   West Penn Power Company
    10435 Downsville Pike                      800 Cabin Hill Drive
  Hagerstown, Maryland 21740              Greensburg, Pennsylvania 15601



                                                AYP Energy, Inc.
                                              10435 Downsville Pike
                                            Hagerstown, Maryland 21740


            (Name of companies filing this statement
          and addresses of principal executive offices)
                      _____________________
                     Allegheny Energy, Inc.

  (Name of top registered holding company parent of applicants)

                       Thomas K. Henderson
                         Vice President
                     Allegheny Energy, Inc.
                      10435 Downsville Pike
                   Hagerstown, Maryland 21740

             (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-
                         Declaration to:

                       Thomas K. Henderson
                         Vice President
                      Allegheny Energy, Inc
                      10435 Downsville Pike
                 Hagerstown, Maryland 21740-1766


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1.   Applicants  hereby  amend Item No. 1. Description  of  Proposed

     Transaction  by adding subsection w. to the end of  Section  C.

     Overview of Requested Approvals, as follows:



          "and  w. that the Commission authorize GENCO, directly  or indirectly  through intermediate subsidiaries, to  acquire securities  or interests in the business of  one  or  more exempt  wholesale  generators (EWGs)  located  within  the

          United  States or outside the United States,  and  foreign utility  companies  (FUCOs),  as  defined  in  the  Public

          Utility Holding Company Act of 1935 ("the Act").



2.   Applicants  hereby  amend Item No. 1. Description  of  Proposed

     Transaction  by adding subsection (6) to the end of  the  first paragraph  under  Section G. Formation of  GENCO,  Transfer  of

     Generating Assets from Energy Subsidiary to GENCO and Acquisition of

     Generating Assets by GENCO, as follows:



          ";  and  (6)  to  acquire interests  in,  to  finance  the acquisition of and to hold the securities of one  or  more

          EWGs  and  FUCOs, as those terms are defined in  the  Act,

          either  directly  or indirectly, through project  entities

          ("Intermediate Companies")."



3.   Applicants  hereby  further amend Item No.  1.  Description  of

     Proposed Transaction by adding subsection "5. Formation of EWG and

     FUCO Subsidiaries of GENCO" to the end of Section G. Formation of

     GENCO, Transfer of Generating Assets from Energy Subsidiary to GENCO and Acquisition of Generating Assets by GENCO, as follows:


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          5.   Formation of EWG and FUCO Subsidiaries of GENCO

           GENCO proposes to acquire securities or interests in  the

     business  of  one  or more EWGs and FUCOs, as those  terms  are defined in the Act (the "Exempt Subsidiaries"), either directly or indirectly, through Intermediate Companies.



               A.   Use of Intermediate Companies

Intermediate Companies would be special purpose subsidiaries  formed to  exclusively engage in activities to facilitate the  consummation

of  investments  in  EWGs  and  FUCOs.   They  may  also  engage  in

development   activities.   Intermediate   Companies   may   acquire

interests in, finance the acquisition of and hold the securities  of

EWGs and FUCOs.  Intermediate Companies would enhance the ability of

GENCO  to respond quickly to investment opportunities.  It has  been the  particular experience of companies investing in FUCOs that  the use  of  Intermediate  Companies is often necessitated  by  business concerns  such as foreign ownership requirements in countries  where

FUCOs  are  located,  the  need  to  facilitate  investments  via  a consortium of companies where each member thereof has a consolidated subsidiary  involved  in  the  final  FUCO  structure  for  tax  and accounting purposes, or to ease subsequent adjustments to  or  sales of  interests among members of the ownership group.  An Intermediate

Company  may  be  organized at the time of the  making  of  bids  or proposals to acquire an interest in any EWG or FUCO or at  any  time thereafter  in  order  to  facilitate  the  bidding  and  subsequent consummation of an acquisition of an interest in an EWG or FUCO.



      AE  and  GENCO also propose that an Intermediate  Company  may issue  equity securities and debt securities to persons  other  than

GENCO or AE (and with respect to which there will be no recourse  to

AE),  including  banks,  insurance

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companies  and  other  financial

institutions,  exclusively for the purpose of  financing  (including any refinancing) investments in EWGs and FUCOs.



          B.   Investment in Intermediate Companies and Exempt Subsidiaries

           The  Intermediate Companies may issue  securities  to  AE

and/or  GENCO, and AE and/or GENCO may acquire the securities.   The

investment  by AE or GENCO in the Exempt Subsidiaries may  take  the

form   of   capital   stock  or  shares,  debt   securities,   trust

certificates,  capital  contributions,  open  account  advances  and partnership  interests  or other equity or participation  interests,

bid bonds or other credit support to secure obligations incurred  by

GENCO  and/or  Intermediate  Companies  in  connection  with  Exempt

Subsidiary  investments  or  of GENCO's  undertaking  to  contribute equity  to an Intermediate Company.  AE and GENCO propose to use  up to $900 million, from time to time through December 31, 2007, to (1)

guarantee  the  indebtedness or other obligations  of  one  or  more

Exempt  Subsidiaries;  (2) assume the liabilities  of  one  or  more

Exempt Subsidiaries; and/or (3) enter into guarantees and letters of credit  reimbursement agreements in support of  equity  contribution obligations  or  otherwise  in connection with  project  development

activities  for  one  or more Exempt Subsidiaries.   Guarantees  and

Credit   Support  are  also  described  under  Section  K  Financing

Authority,  subsection  1. Guarantee Authority  in  this  U-1.   The

maximum aggregate limit on all credit support by AE and GENCO,  will be  $900  million at any one time outstanding.  The $900 million  in guarantees  and  other  credit support is in addition  to  the  $500 million authority requested elsewhere herein.



            Investments  may  be  made  from  AE  to  GENCO   and/or

Intermediate  Companies directly or indirectly.   Any  open  account

advance  made  by AE will be non-interest bearing and shall  have  a maturity of not more than one year.

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            AE   requests   approval  to  enter  into  reimbursement

agreements  with  banks to support letters of  credit  delivered  as security  for AE's or GENCO's equity contribution obligation  to  an

Intermediate Company or otherwise in connection with an Intermediate

Company's or Exempt Subsidiary project development activities.   Any

reimbursement agreement supporting a letter of credit would  have  a term not in excess of 30 years.



           These  activities  are  consistent  with  Commission

precedent.   The  Commission  has  previously  authorized  such

acquisitions  and  financing  as being  closely  related  to  a

system's  core  utility  business.   See,  e.g.,  New   England

Electric  System, HCAR No. 26504 and Consolidated  Natural  Gas

Company, et al. HCAR No. 26523.



           Investments  in EWGs and FUCOs will be made  outside

the financing requested in this Application and are subject  to the  limitations in Rule 53.  Any direct or indirect investment

(as  defined in Rule 53) by AE or GENCO in an EWG or FUCO would not  be  undertaken if, as a consequence, the aggregate  direct and  indirect investment by GENCO and AE in all EWGs and  FUCOs would exceed 50% of AE's consolidated retained earnings.  GENCO and AE request that their authority to invest in EWGs and FUCOs be  increased  as  such limitation is changed  in  the  future,

either by order or by amendment of Rule 53.



           A  copy of this Application will be submitted to the

public  utility  commissions of the States of  Maryland,  Ohio,

Pennsylvania, Virginia and West Virginia, which  are  the  only regulators  having jurisdiction over

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the retail  rates  of  the

public-utility companies in the Allegheny system.  In addition,

AE  will  submit to each such commission a copy of any Rule  24

Certificate required hereunder, as well as a copy of Item 9  of

AE's U-5-S, including Exhibits G and H thereof.


                              SIGNATURE



          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Undersigned Company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                              ALLEGHENY ENERGY, INC.

                              By /s/ Thomas K. Henderson

                              Thomas K. Henderson
                              Vice President



                              WEST PENN POWER COMPANY

                              By  /s/ Thomas K. Henderson
                              Thomas K. Henderson
                              Vice President


                              AYP ENERGY, INC.

                              By  /s/ Thomas K. Henderson
                              Thomas K. Henderson
                              Vice President

Dated: June 11, 1999